Exhibit (a)(7)

News Release

FOR IMMEDIATE RELEASE

Contact:	William M. Lowe, Jr.
Executive Vice President and Chief Financial Officer
billlowe@KEMET.com
864-963-6484

KEMET ANNOUNCES NEW TERMS AND EXTENSION OF EXPIRATION DATE FOR ITS TENDER OFFER

Greenville, South Carolina (June 8, 2009) — KEMET Corporation (KEME.OB), a leading manufacturer of the majority of capacitor types, including tantalum, multilayer ceramic, solid aluminum, plastic film, paper and electrolytic capacitors, today announced, in connection with its previously announced tender offer for its 2.25% Convertible Senior Notes due 2026 (CUSIP Nos. 488360 AA6 and 488360 AB4) (the “Notes”), that it is increasing the purchase price pursuant to the tender offer from $300 per $1,000 principal amount of Notes to $400 per $1,000 principal amount of Notes and extending the expiration date from 11:59 p.m., New York City time, on June 12, 2009 to 11:59 p.m., New York City time, on June 19, 2009. Holders who have validly tendered and not validly withdrawn their Notes prior to the new expiration date of 11:59 p.m., New York City time, on June 19, 2009 (as such date and time may be further extended), including holders who tendered their Notes prior to today’s announcement, will be eligible to receive the increased purchase price, subject to the terms and conditions of the tender offer, and may withdraw tendered Notes at any time on or before the new expiration date.

KEMET also announced today that it is decreasing the minimum tender condition pursuant to the tender offer from $166,250,000 in aggregate principal amount of Notes (representing 95% of the outstanding Notes) being validly tendered and not validly withdrawn to $122,500,000 in aggregate principal amount of Notes (representing 70% of the outstanding Notes) being validly tendered and not validly withdrawn.

In connection with the increase to the purchase price and reduction to the minimum tender condition described above, on June 7, 2009, KEMET and certain of its subsidiaries entered into an Amended and Restated Credit Agreement with K Financing, LLC, an affiliate of Platinum Equity Capital Partners II, L.P. (the “Amended and Restated Platinum Credit Facility”). The Amended and Restated Platinum Credit Facility amends, restates, replaces and supersedes in its entirety the Credit Agreement, dated as of May 5, 2009, by and among KEMET, K Financing, LLC and the other parties thereto (the “Platinum Credit Facility”). The Amended and Restated Platinum Credit Facility, among other matters:

•                  increases the potential size of the term loan facility made available, subject to certain terms and conditions, under the Platinum Credit Facility from $52,500,000 to $60,250,000;

•                  requires the use of up to $9,750,000 of KEMET’s internal cash on hand for purchases of Notes validly tendered and not validly withdrawn pursuant to the tender offer if more than $150,625,000 aggregate principal amount of the Notes have been validly tendered and not validly withdrawn and all funds under the term loan facility under the Amended and Restated Platinum Credit Facility have been disbursed;

P.O. Box 5928, Greenville, South Carolina 29606 U.S.A.

Tel: 864.963.6300  Fax: 864.963.6521

•      requires KEMET to make all monthly interest payments on the term loan facility in cash until the one-year anniversary of the consummation of the tender offer, after such anniversary, KEMET may make interest payments in cash and payment-in-kind;

•                  amends the maturity date for the term loan facility, the line of credit loans and the working capital loans to March 1, 2011 in the event that more than $8,750,000 in aggregate principal amount of Notes remain outstanding at that time (if the aggregate principal amount of Notes outstanding at March 1, 2011 is less than or equal to $8,750,000 the maturity date for the term loan facility will remain November 15, 2012 and the maturity date for the line of credit loans and the working capital loans will be July 15, 2011); and

•                  provides a success fee of $5,000,000, payable to K Financing, LLC at the time of repayment in full of the term loan facility, whether at maturity or otherwise.

In addition, the Amended and Restated Platinum Credit Facility provides that the warrant to purchase up to 80,544,685 shares of KEMET’s common stock, subject to certain adjustments (the “Closing Warrant”), representing approximately 49.9% of KEMET’s outstanding common stock on a post-Closing Warrant basis, which KEMET previously agreed to grant K Financing, LLC upon consummation of the tender offer and the closing of the term loan under the Platinum Credit Facility, would be amended to provide for an upward adjustment to the number of shares issuable, and a downward adjustment of the exercise price, so long as any Notes remain outstanding (excluding for this purpose any Notes beneficially owned by Platinum Equity Capital Partners II, L.P., K Financing, LLC or any of their affiliates), in the event of certain issuances by KEMET of additional shares of common stock (whether or not K Financing, LLC agrees to such future issuance) such that the Closing Warrant shall continue to represent the right to purchase up to 49.9% of KEMET’s outstanding common stock on a post-Closing Warrant basis at a maximum aggregate purchase price of $40,272,343.

The Amended and Restated Platinum Credit Facility further provides that the warrant to purchase up to 4,442,047 shares of KEMET’s common stock, subject to certain adjustments (the “Termination Warrant”), representing approximately 5.0% of KEMET’s outstanding common stock on a fully-diluted, post-Termination Warrant basis, which KEMET previously agreed to grant K Financing, LLC if the tender offer is not consummated, would be amended to decrease the exercise price from $0.69 per share to $0.49 per share (the closing price of KEMET’s common stock on June 5, 2009).

Except for the new terms announced today, all terms and conditions of the tender offer remain unchanged. The complete terms and conditions of the tender offer are set forth in KEMET’s Offer to Purchase, dated May 5, 2009, and the related Letter of Transmittal, each as amended and supplemented from time to time.

As of June 5, 2009 at 4:00 p.m., New York City time, approximately $211,000 in aggregate principal amount of Notes have been validly tendered and not validly withdrawn pursuant to the tender offer.

KEMET has retained Deutsche Bank Securities Inc. to act as the dealer manager for the tender offer. D.F. King & Co. is the information agent and depositary for the tender offer. Questions regarding the tender offer should be directed to Deutsche Bank Securities Inc. at 1-800-503-4611 (U.S. toll-free). Requests for the Offer to Purchase and other documents relating to the tender offer may be directed to D.F. King & Co. at (212) 269-5550 (for banks and brokers only) or 1-800-431-9643 (U.S. toll-free).

Neither KEMET, any member of its board of directors, the dealer manager nor the information agent is making any recommendation to holders of Notes as to whether to tender or refrain from tendering their Notes pursuant to the tender offer. Holders of Notes must decide whether they will tender pursuant to the offer and, if so, how many Notes they will tender.

This release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell the Notes or any other securities. The tender offer is only being made pursuant to the tender offer documents, including the Offer to Purchase and the related Letter of Transmittal, each as amended and supplemented from time to time. The tender offer is not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

About KEMET

KEMET Corporation (KEME.OB) applies world-class service and quality to deliver industry-leading, high-performance capacitance solutions to its customers around the world. KEMET offers the world’s most complete line of surface-mount and through-hole capacitor technologies across tantalum, ceramic, film, aluminum, electrolytic, and paper dielectrics. Additional information about KEMET can be found at http://www.kemet.com.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Certain statements included herein contain forward-looking statements within the meaning of federal securities laws about KEMET Corporation’s (the “Company”) financial condition and results of operations that are based on management’s current expectations, estimates and projections about the markets in which the Company operates, as well as management’s beliefs and assumptions. Words such as “expects,” “anticipates,” “believes,” “estimates,” variations of such words and other similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in, or implied by, such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s judgment only as of the date hereof. The Company undertakes no obligation to update publicly any of these forward-looking statements to reflect new information, future events or otherwise.

Factors that may cause actual outcome and results to differ materially from those expressed in, or implied by, these forward-looking statements include, but are not necessarily limited to, the following: (i) the Company’s ability to consummate the tender offer for the Notes and accomplish its financing plan described in the Offer to Purchase; (ii) generally adverse economic and industry conditions, including a decline in demand for the Company’s products;  (iii) the ability to maintain sufficient liquidity to realize current operating plans; (iv) adverse economic conditions could cause further reevaluation of the fair value of the Company’s reporting segments and the write down of long-lived assets; (v) the cost and availability of raw materials; (vi) changes in the competitive environment of the Company;  (vii) economic, political, or regulatory changes in the countries in which the Company operates; (viii) the ability to successfully integrate the operations of acquired businesses; (ix) the ability to attract, train and retain effective employees and management; (x) the ability to develop innovative products to maintain customer relationships; (xi) the impact of environmental issues, laws, and regulations; (xii) the Company’s ability to achieve the expected benefits of its manufacturing relocation plan or other restructuring plan; (xiii) volatility of financial and credit markets which would affect access to capital for the Company; and (xiv) increased difficulty or expense in accessing capital resulting from the delisting of the Company’s common stock from the New York Stock Exchange. Other risks and uncertainties may be described from time to time in the Company’s reports and filings with the Securities and Exchange Commission.

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